       1                                                         Exhibit 19





                        [WLR Foods, Inc. Letterhead]


March 30, 1994


Dear Poultry Producer:

I'm very pleased to share with you that the Board of Directors and some other officers of the company report that in their discussions with a significant number of our shareholders, they have been assured that these shareholders agree with the Board of Directors' recommendation and are not tendering their shares to Tyson.

As you may have heard, Tyson wrote to all shareholders a letter that is basically the text of his most recent ad, and added that he intends to continue his "efforts to acquire WLR for as long as it takes..."

However, our producers have reported to the media that they are in the midst of distributing petitions of support and have been speaking out more to the media themselves against the Tyson takeover. And you know that employees have been doing the same. This is very encouraging because it is a morale booster for all of us, a much appreciated support for our Board during this difficult time, and, not quite so incidentally, sends a loud and clear message to Don Tyson that his proposal has been rejected here at WLR Foods.

Sometimes the strategy in a hostile takeover is to make people think that it is a done deal. This is what Tyson has done before. During the Holly Farms takeover, Tyson was found by the Nebraska Federal District Court (Conagra, Inc. vs. Tyson Foods, Inc. and Holly Acquisition Corporation and CAG Acquisition Corporation, Civ. No. 89-0-65) to have released three erroneous media releases on January 19 and 20, 1989. These Tyson Foods releases announced that the deal with Holly was complete and that Tyson would take over Holly. For those of you who remember, the deal was far from complete and not agreed upon until June 1989 and completed in August of 1989. You can continue to trust WLR Foods' corporate office and live production offices to always provide you the latest, most factual information.

TYSON KNOWS AS WELL AS WE DO THAT THIS IS NOT A DONE DEAL. THE SUPPORT WE ARE RECEIVING FROM OUR SHAREHOLDERS IS REMARKABLE. DON'T LET HIM STAMPEDE YOU INTO A BAD DECISION.

Yesterday the Tyson company jet flew into the Shenandoah Valley Airport with an entire team of Tyson people who have been calling our producers on the telephone and coming to their farms. They are asking at what price will they sell their shares. This is a desperate attempt by Tyson to increase the support for his hostile tender offer. Clearly,

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Tyson is trying to divide the producers from our company in planning their next step.

We will keep you updated. The tender offer is scheduled to expire April 8. I expect we will hear quite a bit this week from Arkansas as they try to get shares tendered.

Sincerely,



James L. Keeler
President and Chief Executive Officer

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Daily News-Record
Harrisonburg, Virginia
Thursday March 24, 1994

Editorials

                    IMAGES MATERIALIZE IN CORPORATE WAR

      Recent headlines have cast a new light on an aspect of the Tysons Food/WLR Foods corporate conflict. It's the aspect of corporate image.

      Last week The New York Times, in reporting that a top lawyer for Tyson once helped Hillary Rodham Clinton make a quick $100,000 in the commodities market, also reported that the Tyson firm benefited from a variety of state actions while Bill Clinton was governor of Arkansas. The benefits ranged from $9 million in government loans to the placement of company executives on important state boards.

      Further, according to the Times, critics in Congress and elsewhere still complain that the Clinton administration in Washington is still too close to Tyson and that the firm (and the poultry industry in general) has benefited through its political ties to Clinton and the White House.

      Later, it was reported by the Wall Street Journal that the federal Securities and Exchange Commission is currently conducting an investigation to determine if insider trading was involved when Tyson took over a seafood company in 1992. The probe is reportedly centered on a suspicious surge in purchases of Arctic Alaska Fisheries Corp. the week before Tyson acquired the company.

      The Wall Street Journal said that the list of those being Thomasson, former head of the Phoenix Group investment firm and now director of administration at the White House. Another reported target of the SEC probe is the uncle of White House associate counsel William Kennedy III.

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      None of these disclosures indicate proof of any wrongdoing on the part of the Tyson firm or the persons named. Corporations, like individuals, are innocent until proven guilty. And corporations, like individuals, should not be unfairly accused of guilt by association.

      However, the list of suspicious activities does seem to point to a pattern of questionable corporate behavior. And that behavior tends to support the concerns expressed by some in the local business community regarding the attempt by Tyson to acquire WLR Foods.

      The primary concern is that if Tyson Foods is successful in securing a role as a predominant member of the Valley's industrial family, it may bring to the Valley a style of corporate conduct that is not usually seen here. That style of corporate conduct is one that many would rather not see here, since it is not consistent with the business standards that have been traditionally practiced in the Valley.

      Most of the major firms now operating in the Valley have established a reputation free of the taint of undue political influence and have managed to succeed without the shadow of independent investigations into their practices.

      The questions now being raised concerning Tyson Foods will eventually be answered. And the corporate struggle between Tysons and WLR will eventually be decided. But at this point, it appears that WLR is winning the battle of corporate images.
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Richmond Times-Dispatch
Richmond, Virginia
March 29, 1994

                     RICHMOND PLACES SIX ON FORTUNE 500
             WLR'S ADDITION KEEPS STATE TOTAL ON RANKING AT 13
                               by Mollie Gore
                        Times-Dispatch Staff Writer

      An international merger knocked one Richmond company off the Fortune 500 list, leaving the city home to just six of the 500 largest industrial companies as ranked by the New York magazine.

      Specialty Coatings International Inc., which was spun off from James River Corp. long enough to place it 471st on last year's ranking, was bought by Bowater PLC in London last March. So its time as a Fortune 500 company was short-lived.

      But like last year, Virginia still managed to place 13 companies on the Fortune 500, with Broadway-based WLR Foods Inc. making its debut at 498th.

      And, proving that one company's loss is another's gain, at least in revenues, Falls Church-based General Dynamics sold its military aircraft division to Lockheed, which helped Lockheed become on the fastest growing companies on the list. Meanwhile, General Dynamics fell from 58th last year to 112th this year.

      The 39th annual Fortune 500 industrial ranking, based on 1993 sales, is in the magazine's April 18 issue, which will go on sale April 4. The magazine's May 30 issue will rank the country's 500 largest service companies, including banks and insurance companies. Last year, Richmond had seven firms among the top 500 service companies.

      The Richmond companies on the industrial ranking include Reynolds Metals Co., James River Corp., Universal Corp., Ethyl Corp., Chesapeake Corp. and E.R. Carpenter Co. Inc.

      (One footnote to the local rankings - a part of Specialty Coatings International remains based in Richmond. After acquiring Specialty Coatings, Bowater late last year sold the company's Custom Papers Group, which operates five mills, to a group of local investors.)

      For the first time, New York state didn't claim the most Fortune 500 headquarters. In fact, it placed third behind California and Illinois, respectively. Virginia and Georgia tied for 13th, with 13 each.

      Nationally, the Fortune 500 companies posted an impressive recovery in profits, the magazine said, with income totaling $62.6 billion-compared to a $196.2 million loss for last year's ranking.




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      Among Virginia companies, profits for 1993 totaled $3.4 billion, more than triple 1992's profits of $1 billion. Sales, however, dropped from $91.7 billion in 1992 to $86.3 million for 1993, according to the magazine. The drop was largely caused by a $4 billion drop in sales reported by General Dynamics over the same period. General Dynamics' profits, however, rose from 1992 to 1993.

      General Motors led the Fortune 500 for the eighth straight year.

      THE VIRGINIA 13

      Here are the Virginia-based companies on the Fortune 500:

      * Mobil Corp. (Fairfax) 6th, unchanged; $56.6 billion in sales, $2.1 billion profit

      * Reynolds Metals Co. (Richmond) 101st, was 96th; $5.3 billion in sales; $322.1 million net loss

      * General Dynamics Corp. (Falls Church) 112th, was 58th; $4.7 billion in sales; $885 million profit

      * James River Corp. (Richmond) 113th, unchanged; $4.7 billion in sales; $300,000 net loss

      * Gannett Co. Inc. (Arlington) 138th, was 143rd; $3.6 billion in sales $397.8 million profit

      * Universal Corp. (Richmond) 160th, unchanged; $3 billion in sales; $80.2 million profit

      * Ethyl Corp. (Richmond) 177th, was 161st; $2.7 billion in sales, $175.5 million profit

      * Lafarge Corp.(Reston) 280th, was 271st; $1.5 billion in sales; $5.9 million profit

      * Smithfield Foods Inc. (Smithfield) 335th, was 346th; $1.1 billion in sales; $4 million profit

      * Dibrell Bros. Inc. (Danville) 356th, up from 337th; $1.1 billion in sales; $39.3 million profit

      * Chesapeake Corp. (Richmond) 388th, down from 387th; $885 million in sales; $10.4 million profit

      * E.R. Carpenter Inc.(Richmond) 495th, was 499th; $619 million in sales; $21 million profit

      * WLR Foods Inc. (Broadway) 498th new entry; $616.7 million in sales; $14.6 million profit

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Winston-Salem Journal
Winston-Salem, North Carolina
February 6, 1994



                      CHICKEN GROWER RECOUNTS STRUGGLE
                     AFTER TYSON BOUGHT OUT HOLLY FARMS

o Hays man, others
say Tyson sometimes
would undercount
                             By Vincent Morris

HAYS

      For 10 years, Robert K. Sebastian raised chickens. With five chicken houses, including one that was two stories, he had a decent operation and made a good living.

      But a few years ago, after Tyson Foods Inc. bought Holly Farms Foods Inc., he said, things changed.

      Tyson demanded that he make expensive improvements to his houses, even when he was able to suggest less-expensive alternatives. He says he thinks that Tyson drivers sometimes cheated him out of the feed he had paid for, making it more expensive for his birds to put on weight.

      And like nearly a dozen other past and current Wilkes County chicken growers interviewed recently, Sebastian said he thinks Tyson undercounted the number of chickens he raised, effectively cheating him of profits.

      The same charge was made late last month by Harvey S. Wiles, a grower who was best-known for his colorful Christmas-tree light displays. Wiles' lawsuit, filed in U.S. District Court in Statesville, charges Tyson with undercounting chickens as a matter of policy between 1991 and 1993.

      Wiles says that Tyson no longer undercounts birds. But he showed a visitor old receipts from Tyson that indicate that his truck loads of chickens were often registered as being partially empty.

      "None of my trucks left empty," he said indignantly.

      Officials at Tyson declined to comment on the specific allegations of the suit, saying that the matter will be decided in court. "We certainly disagree with the allegations," said Archie Schaffer III, a spokesman at the company's headquarters in Springdale, Ark.

      SEBASTIAN SAID THAT when Tyson told him he could not use his two-story house, he was devastated. It accounted for half of his income and he couldn't afford to build another house. So he stopped raising chickens.
He now works at Mulberry Machines and helps his sons with their business.

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      Many Wilkes growers who bring their birds to Tyson's processing plant in Wilkesboro said they were aware of the undercounting. But they said they feared retribution if they complained about it. "I really used to love the chicken business," said one grower who followed his parents into the business. But he said he is $180,000 in debt and now raises cattle to help pay the bills on his 150-acre farm.

      This concern about undercounting is a common problem, said Delton E. Nelms, the president of the North Carolina Contract Poultry Growers Association. Nelms, of Castalia, helped found the 3-year-old organization to assist growers in dealing with large poultry companies.

      "There's a certain amount of undercounting going on," said Nelms, who raises chickens for Perdue. Unlike Tyson, Perdue and most other companies pay by weight, not head count.

      He noted that another form of undercounting involves charging the grower for 100 young chicks but only delivering 97 or so. Again, he said many growers know this is going on but are too frightened to report it.

      One grower from Hays said he knows the trucks that came to pick up his chickens were always full when they left, yet his receipts indicated that five coops were empty.

      "We have to take their word on everything," said the grower. "You can't beat 'em."

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The Journal-Patriot
North Wilkesboro, N.C.
March 10, 1994

                  TYSON FOODS ANSWER TO WILES' SUIT FILED
                              By Jule Hubbard

      Tyson Foods Inc. is denying intentionally undercounting the number of chickens picked up from Tyson growers in an answer to the lawsuit of Harvey S. Wiles of Route 1, Hays.

      Wiles on Jan. 14 filed a suit in federal court seeking thousands of dollars in compensation for himself and over 200 other Wilkes County area Tyson broiler growers as a class action case.

      It will be up to a judge to decide whether the case can proceed as a class action suit, or as a suit on behalf of Wiles only. Tyson asks in its answer, filed Feb. 24, that the request for class action status be denied.

      Tyson also asks in its answer that the suit be dismissed, that Wiles recover nothing, that he be responsible for Tyson's attorney fees and all costs of the suit and that the matter go before a jury.

      Wiles' suit claims Tyson has since Jan. 1, 1991, automatically deducted the number of birds gathered in computing grower pay "to compensate for alleged double-counting of the birds actually loaded onto trucks." The suit claims that from 90 to 100 birds per truck load from each farm is deducted.

      Tyson's answer denies this allegation and also Wiles' claim in the suit that his contract with Tyson was terminated in January 1993. The answer says Wiles breached his poultry growing contract with Tyson, but doesn't specify how.

      H. Gray Wilson, a Winston-Salem attorney representing Tyson, said Wiles temporarily didn't receive chickens because he failed to meet an obligation in the contract that Wilson declined to identify.

      The suit alleges Tyson stopped supplying Wiles with chickens in retaliation for Wiles' complaints to the company and to the Packers and Stockyard Administration about Tyson's alleged policy of deducting a standard number of birds and corresponding pay.

      Tyson denies Wiles' claim that the only apparent reason given by Tyson for ending his contract in January 1993 was Wiles' extensive Christmas light display near his home on Wiles Ridge Road.

      Tyson began supplying Wiles with chickens again in December 1993. Wiles said he gets 56,000 chicks in three houses each cycle.

      In his suit, Wiles seeks for himself and other Wilkes area Tyson broiler growers:

      * an amount of money based on the difference between what growers were paid under the system of deducting birds counted and the number of birds actually counted;

      * punitive damages in excess of $10,000 for Tyson's alleged "willful, deliberate and reckless disregard of the rights" of Wiles and the other Tyson growers;

      * punitive damage in excess of $10,000 to Wiles because of the alleged termination of his Tyson contract in January 1993. Tyson began supplying Wiles with chicks again this past

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            December, but Wiles claims he lost over $30,000 due to
            unlawful, retaliatory termination of his contract;

      * a court order requiring Tyson to end the alleged policy of automatically deducting the count on birds picked up at each farm;

      * a court order requiring Tyson to render a full accounting to Wiles and other Wilkes area growers of the full contract prices they should have received since the alleged practice of deducting bird counts was started.

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The Mountain Times
Watauga County, North Carolina
August 17, 1989


              TYSON FOODS GIVES LOCAL CHICKEN GROWERS THE BIRD
                              By Jim Thompson
[Photo 1]                                                           [Photo 2]
      When the Mountain Poultry Growers association contacted Don Tyson about continuing their contracts after Tyson Foods acquired Holly Farms, he jokingly told them, "We need chickens so bad we're scraping them off the road." Last month, with the multi-million dollar takeover complete, Don Tyson gave the 53 local farmers the bird.

      In a letter to Timothy Carter, Executive Director of the Ashe County Chamber of Commerce, Tyson stated "Local Holly Farms management has previously determined it is not feasible to continue to place chickens in these areas because of the distance from the processing, feed mill, hatchery facilities, and the long, difficult roads. Our management has reviewed the decision made on the mountain growers and we do not feel that we can reverse Holly's decision." The letter is dated July 19; the 53 farmers in the Mountain Poultry Growers did not learn of the decision until late in the month.

Houses and Debt

      In a letter to Don Tyson dated August 4, Richard Yearick, Chairman of the Mountain Poultry Growers, attacked the decision. "We have been loyal Holly Farms growers for more than 20 years. Our unique mountain climate and strong mountain work ethic have made us among the highest rated growers in the Holly system," he said. "We produced more than $10 million in broilers last year alone."

      The Tyson affirmation of Holly Farms' earlier decision leaves the Ashe and Watanga growers with 97 chicken houses and more than $500,000 in debt. As Yearick explained, the growers made substantial capital investments in the past five years -- at the request of Holly Farms. "At Holly Farms' insistence, we installed fogger systems and curtain droppers that have left our growers with more than $500,000 in outstanding loans."

Legal Battle?

      In an interview last week, Brian Crutchfield, Economic Development Coordinator for BREMCO, told us the growers are considering legal action against Tyson Foods on the decision. Research is under way on the growers contracts. "The contracts say the company can reject chickens over poor quality," he explained, "but is doesn't appear to mention anything about economic, roads or cutbacks." The group is presently discussing the matter with the Farm Legal Action Group (FLAG).

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Senate Investigates

      The U.S. Senate will soon conduct hearings on what is called the "chickenization" of the beef and pork industries. "In the past, bulk beef and pork was raised, then went to market and auction, where everyone took their chances on the floor," Brian Crutchfield said. "Now more and more companies contract with growers to cut out the middleman. But when there are bad times, the growers get the shaft; when times are good, the companies keep the profits."

      The Senate is concerned enough about this trend to hold the hearings, and look at the potential impact on the nation's economy.

Turkey Eggs

      While most growers in the Association would prefer to stick with chicken farming, the group is looking into turkey eggs as an alternative. The market is stable, with the current wholesale price between 60 cents and 80 cents each.

      N.C. State is now looking at the cost to growers of converting to the eggs. They require more labor, and may necessitate pouring concrete floors in the houses.

End of the Line

      The official cut-off date set by Holly Farms a year ago was September
1. At present, most houses will produce one more flock. "By late September or early October, it's all over," Crutchfield said.

      All over, except for the 53 farmers who will be left with an estimated $10 million in chicken houses, $500,000 in debts -- and a potentially permanent loss of much of their income.

      As Richard Yearick stated in his letter to Don Tyson, "When we think about the millions of dollars spent in this takeover, we know our request appears insignificant. But to us, it means jobs, income, and keeping our farms. We need more time to pay off loans and pursue other options. As long time Holly Farms workers, we deserve better treatment. We did not receive health benefits, retirement funds, or vacation pay from Holly Farms. We were paid for hard, honest work that provides the real backbone of the poultry industry."

      Yearick asked Tyson to directly discuss the local situation, "as you promised," he noted. Among the options suggested in the letter: taking lower pay to make up for transportation costs or only growing chickens in the summer months. "We can make this a 'win-win' solution," Yearick

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concluded.  At press time, there had been no answer from Don Tyson or Tyson
Foods.

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                                  Appendix


[Photo 1]  Photograph of chicken
[Photo 2]  Photograph of chicken